Zodiac Exploration Inc.

TSX VENTURE: ZEX

February 14, 2011

Zodiac Exploration Announces Release of First Quarter Financial Results

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE:ZEX) announces that it has filed its financial statements and management’s discussion and analysis for the three month period ended December 31, 2010 on SEDAR at www.sedar.com.

Highlights:

During the quarter, Zodiac incurred a net loss of $1.3 million and spent $4.8 million on capital expenditures.  Capital expenditures were principally associated with preparation for and the spudding of its initial evaluation well in the San Joaquin Basin in California as well as land acquisitions and land rental payments.

As at December 31, 2010, Zodiac had $51.3 million in working capital.

Update on Initial Well

The Company continues to drill its initial evaluation well on the Jaguar prospect which was spud on December 25, 2010.  Intermediate casing has now been set at approximately 13,000 feet and the Company will be drilling into the targeted Whepley, Vaqueros and Kreyenhagen formations.

The well is designed to be drilled to a depth of approximately 15,000 feet and primary objective of this first well is to gather  geological and engineering data. This will enable the Company to identify, evaluate and rank  the most prospective zones for future drilling and completion operations.  The current plan is to extract an additional four cores from the targeted formations, obtain an extensive suite of electric logs, and potentially test four different formation intervals.

About Zodiac

Zodiac is a Calgary based company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California.  Zodiac has now accumulated a land base of approximately 85,000 net acres in Kings and Kern counties California, which includes the acreage acquired through farm-in (the Panther Transaction, further details of which are set forth in the Company's press release dated February 1, 2011) which closed on January 31, 2011.  Zodiac believes that its acreage position contains unconventional (low permeability) light oil prospects in the Monterey, Whepley, Vaqueros and Kreyenhagen formations as well as conventional oil prospects.

For more information, please contact

Zodiac Exploration Inc		Zodiac Exploration Inc
Murray Rodgers		Randy Neely
President & CEO	or	Chief Financial Officer
(403) 444-7844		(403) 444-7848

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This press release contains certain forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities laws.  All statements other than statements of historical fact are forward-looking statements. Forward-looking information typically contains statements with words such as "anticipate", "believe", "plan", "continuous", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future outcomes. In particular, this press release contains forward-looking statements with respect to Zodiac's drilling and completion plans for its initial evaluation well.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward-looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking information include, but are not limited to: general economic conditions in Canada, the United States and globally, the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks could include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves, undeveloped lands, skilled personnel and supplies; risks associated to the uncertainty of reserve estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other operational difficulties; the uncertainty of estimates and projections of costs and expenses; unanticipated operating events or performance which can delay exploration plans; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates and the general stability of the economic and political environment in which the Company operates.  Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward-looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.